SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1)
of the Securities Exchange Act of 1934

BIOLOK INTERNATIONAL INC.
(Name of Subject Company (Issuer))

TUMBLER MERGER CORP.,

TUMBLER HOLDINGS, INC.

and

HEALTHPOINTCAPITAL PARTNERS II, LP
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share	090943200
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Mortimer Berkowitz III,
President
Tumbler Holdings, Inc.
505 Park Avenue, 12th Floor
New York, New York 10022
212-935-7780
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Stephen C. Curley, Esq.	James M. McKnight, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky	Mintz, Levin, Cohn, Ferris, Glovsky
and Popeo, P.C.	and Popeo, P.C.
666 Third Avenue	666 Third Avenue
New York, NY 10017	New York, NY 10017
(212) 935-3000	(212) 935-3000

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2):
$33,688,002	$3,605

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 15,668,838 outstanding shares of common stock of BioLok International Inc. at a purchase price of $2.15 per share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $3,605	Form or registration no.: Schedule TO
Filing Party: Tumbler Merger Corp.	Date Filed: September 25, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on September 25, 2006 and amended on October 5, 2006 (the “Initial Statement”), and relates to the offer by Tumbler Merger Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Tumbler Holdings, Inc., a Delaware corporation (the “Parent”), and an indirect wholly owned subsidiary of HealthpointCapital Partners II, LP, a Delaware limited partnership (the “Fund”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BioLok International Inc., a Delaware corporation (the “Company”), at a purchase price of $2.15 per Share, net to the seller in cash, without interest thereon. The terms and conditions of the offer are described in the Offer to Purchase, dated September 25, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2006, among the Offeror, the Parent and the Company (the “Merger Agreement”).
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 6 of the Initial Statement is hereby amended as follows.
(c)(1) Plans. During the months following the closing under the Merger Agreement, the Fund intends to merge the Company with Biohorizons Implant System, Inc., a corporation which is majority owned by the Fund and an affiliate of the Fund. The full text of a letter sent to Company employees is attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

ITEM 12.	Exhibits.

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.*
(a)(1)(G)	Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.*
(a)(1)(H)	Summary Advertisement as published in Investor’s Business Daily on September 25, 2006.*
(a)(1)(I)	Press Release issued by BioLok International Inc. on September 8, 2006.*
(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2006, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc.*
(d)(2)	Form of Stockholder Support Agreement, dated as of September 7, 2006, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and major stockholders.*
(d)(3)	Promissory Note of BioLok International Inc. dated October 2, 2006 in favor of Tumbler Merger Corp.*
(d)(4)	Form of Letter to Company employees.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TUMBLER HOLDINGS, INC.

By:	/s/ Mortimer Berkowitz III
     Mortimer Berkowitz III
     President

TUMBLER MERGER CORP.

By:	/s/ Mortimer Berkowitz III
     Mortimer Berkowitz III
     President

HEALTHPOINTCAPITAL PARTNERS II, L.P.

By: HGP II, LLC,
its General Partner

By:	/s/ Mortimer Berkowitz III
     Mortimer Berkowitz III
     Managing Member

Date: October 12, 2006

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.*
(a)(1)(G)	Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.*
(a)(1)(H)	Summary Advertisement as published in Investor’s Business Daily on September 25, 2006*
(a)(1)(I)	Press Release issued by BioLok International Inc. on September 8, 2006.*
(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2006, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc.*
(d)(2)	Form of Stockholder Support Agreement, dated as of September 7, 2006, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and major stockholders.*
(d)(3)	Promissory Note of BioLok International Inc. dated October 2, 2006 in favor of Tumbler Merger Corp.*
(d)(4)	Form of Letter to Company employees.

*	Previously filed.

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